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                           August 1, 2023

       Guolin Tao
       Chief Executive Officer
       Entrepreneur Universe Bright Group
       Suite 907, Saigao City Plaza Building 2
       No. 170, Weiyang Road
       Xi   an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            Response dated July
20, 2023
                                                            File No. 000-56305

       Dear Guolin Tao:

               We have reviewed your July 20, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 68

   1. We note your statement that you reviewed public filings, as well as your material contracts and board
composition in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were
                                                        reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission.
 Guolin Tao
FirstName  LastNameGuolin
Entrepreneur Universe BrightTao
                             Group
Comapany
August     NameEntrepreneur Universe Bright Group
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
        You may contact Jennifer Gowetski at 202-551-3401 or Christopher Dunham at 202-551-
3783 if you have any questions about comments related to your status as a Commission-
Identified Issuer during your most recently completed fiscal year. Please contact Abe Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services